UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Nutrisystem, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

67069D108

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

9401 Wilshire Blvd, Suite 705

Beverly Hills, CA 90212

(310) 729-8588

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 23, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 67069D108

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,425,888
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,425,888
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,425,888
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.84%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 67069D108

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		67,455
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

67,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 67069D108

1	NAME OF REPORTING PERSON

Legion Partners Special Opportunities, L.P. X
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		53,175
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

53,175
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,175
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 67069D108

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,546,518
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,546,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,546,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.25%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 67069D108

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,546,518
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,546,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,546,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.25%
14	TYPE OF REPORTING PERSON

IA

6

CUSIP NO. 67069D108

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,546,618
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,546,618
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,546,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.25%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 67069D108

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,546,618
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,546,618
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,546,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.25%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 67069D108

1	NAME OF REPORTING PERSON

Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,546,618
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,546,618
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,546,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.25%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 67069D108

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends and restates the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

The Shares purchased by each of Legion Partners I, Legion Partners II, Legion Partners Special X, and Legion Partners Holdings were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

The aggregate purchase price of the 1,425,888 Shares owned directly by Legion Partners I is approximately $47,499,716, including brokerage commissions. The aggregate purchase price of the 67,455 Shares owned directly by Legion Partners II is approximately $2,307,581, including brokerage commissions. The aggregate purchase price of the 53,175 Shares owned directly by Legion Partners Special X is approximately $1,913,891, including brokerage commissions. The aggregate purchase price of the 100 Shares owned directly by Legion Partners Holdings is approximately $4,037, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 23, 2018, the Reporting Persons and the Issuer entered into a cooperation agreement (the “Cooperation Agreement”). Pursuant to the Cooperation Agreement, the Issuer increased the size of its Board of Directors (the “Board”) by two and immediately appointed Tricia Han and Benjamin Kirshner to the Board with a term expiring at the Issuer’s 2019 Annual Meeting of Stockholders (the “2019 Annual Meeting”). The Issuer has agreed to nominate Ms. Han and Mr. Kirshner for election to the Board at the 2019 Annual Meeting.

Also pursuant to the Cooperation Agreement, the Issuer has agreed to enter into a master services agreement with a leading global management consulting firm (together with its Affiliates, the “Leading Global Consultant”) introduced by the Reporting Persons. It is anticipated that the Leading Global Consultant will provide certain consulting services to the Issuer with the goal of optimizing the efficiency of the Issuer’s marketing spend in anticipation of the Issuer’s 2019 diet season marketing launch.

Both new directors have significant expertise in digital advertising, digital product development and advertising technology (“ad tech”).

Tricia Han is currently the CEO of Daily Burn, a modern health/fitness tech platform under IAC.

•	Tricia has 20+ years’ experience across digital advertising and digital product development, particularly in mobile, social, and OTT video.
•	As CEO of Daily Burn, Tricia leads the management of streaming fitness and wellness content across mobile, web and TV apps to a large subscriber base.
10

CUSIP NO. 67069D108

•	Tricia was brought in to modernize/restructure Daily Burn, specifically turning around marketing and product development operations, reducing expenses by 50%+ and is on track to lead the company to significant profitability this year.
•

Tricia was previously Chief Product Officer of Dotdash (f/k/a About.com), one of the largest and fastest-growing digital publishers and an operating business of IAC company, where she led multiple major restructurings of marketing and product development operations.

•	At Dotdash, Tricia implemented a modern data-driven infrastructure and approach and was part of a team that grew overall site engagement by 80%+.
•	Tricia previously held senior executive roles at other health/lifestyle digital media and eCommerce companies, including WebMD and DailyCandy (acquired by NBCUniversal and Comcast).

Benjamin (Ben) Kirshner is currently CEO and Founder of Elite SEM, a strategic partner to top-tier eCommerce/CPG brands with $1+ billion in annual media spend and 800+ clients across 10 offices.

•	Ben has 20+ years’ experience across digital advertising and ad tech, particularly in search, social, display, digital video and eCommerce platform optimization.
•	Ben has deep expertise in helping clients shift spend from traditional/offline channels to digital channels while optimizing overall marketing operations/people.
•	Ben was ranked Glassdoor 2018 Top CEO in USA and a top 2% consultant on GLG.
•	Ben has been quoted in WSJ, NYT, Forbes, Entrepreneur Magazine, Inc. Magazine, CNN, among others.
•	Independent consultant to numerous top-tier private equity firms, leading major restructuring and overhaul of marketing operations at multiple portfolio companies.
•	Adjunct professor at NYU for ten years teaching advanced digital marketing courses.

The Cooperation Agreement also provides that during the Standstill Period (as defined below) if Ms. Han ceases to serve on the Board and at that time the Reporting Persons beneficially owns Shares representing in the aggregate at least half of what the Reporting Persons’ beneficially owned as of the date of the Cooperation Agreement, the Reporting Persons shall, except in limited circumstances, have the right to propose a replacement who satisfies certain conditions set forth therein.

The terms of the Cooperation Agreement further provide that the Reporting Persons are subject to customary standstill obligations until ten business days prior to the deadline for the submission of stockholder nominations of directors for the 2020 Annual Meeting of Stockholders (the “Standstill Period”). The Reporting Persons also agreed to vote in a manner consistent with the recommendation of the Board, subject to certain exceptions specified in the Cooperation Agreement.

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is referenced as Exhibit 99.1 hereto and is incorporated herein by reference.

11

CUSIP NO. 67069D108

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 29,444,025 Shares outstanding as of July 25, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2018.

A.	Legion Partners I
(a)	As of the close of business on October 22, 2018, Legion Partners I beneficially owned 1,425,888 Shares.

Percentage: Approximately 4.84%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,425,888
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,425,888

(c)	Legion Partners I has not entered into any transactions in the Shares during the past 60 days.
B.	Legion Partners II
(a)	As of the close of business on October 22, 2018, Legion Partners II beneficially owned 67,455 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 67,455
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 67,455

(c)	Legion Partners II has not entered into any transactions in the Shares during the past 60 days.
C.	Legion Partners Special X
(a)	As of the close of business on October 22, 2018, Legion Partners Special X beneficially owned 53,175 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 53,175
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 53,175
12

CUSIP NO. 67069D108

(c)	The transaction in Shares by Legion Partners Special X during the past 60 days is set forth in Schedule A and are incorporated herein by reference.
D.	Legion Partners, LLC
(a)	As the general partner of each of Legion Partners I and Legion Partners II and Legion Partners Special X, Legion Partners, LLC may be deemed the beneficial owner of the (i) 1,425,888 Shares owned by Legion Partners I, (ii) 67,455 Shares owned by Legion Partners II, and (iii) 53,175 Shares owned by Legion Partners Special X.

Percentage: Approximately 5.25%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,546,518
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,546,518

(c)	Legion Partners, LLC has not entered into any transactions in the Shares during the past 60 days. The transaction in the Shares on behalf of Legion Partners Special X during the past 60 days is set forth in Schedule A and are incorporated herein by reference.
D.	Legion Partners Asset Management
(a)	Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special X, may be deemed the beneficial owner of the (i) 1,425,888 Shares owned by Legion Partners I, (ii) 67,455 Shares owned by Legion Partners II, and (iii) 53,175 Shares owned by Legion Partners Special X.

Percentage: Approximately 5.25%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,546,518
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,546,518

(c)	Legion Partners Asset Management has not entered into any transactions in the Shares during the past 60 days. The transaction in the Shares on behalf of Legion Partners Special X during the past 60 days is set forth in Schedule A and are incorporated herein by reference.
E.	Legion Partners Holdings
(a)	As of the close of business on October 22, 2018, Legion Partners Holdings directly owned 100 Shares. Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 1,425,888 Shares owned by Legion Partners I, (ii) 67,455 Shares owned by Legion Partners II, and (iii) 53,175 Shares owned by Legion Partners Special X.

Percentage: Approximately 5.25%

13

CUSIP NO. 67069D108

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,546,618
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,546,618

(c)	Legion Partners Holdings has not entered into any transactions in the Shares during the past 60 days. The transaction in the Shares on behalf of Legion Partners Special X during the past 60 days is set forth in Schedule A and are incorporated herein by reference.
F.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 1,425,888 Shares owned by Legion Partners I, (ii) 67,455 Shares owned by Legion Partners II, (iii) 53,175 Shares owned by Legion Partners Special X, and (iv) 100 Shares owned by Legion Partners Holdings.

Percentage: Approximately 5.25%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,546,618
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,546,618

(c)	None of Messrs. Kiper and White has entered into any transactions in the Shares during the past 60 days. The transaction in the Shares on behalf of Legion Partners Special X during the past 60 days is set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 23, 2018, the Reporting Persons entered into a Cooperation Agreement with the Issuer as further described in Item 4 above, which is incorporated by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

99.1	Cooperation Agreement, dated October 23, 2018 by and among Legion Partners I, Legion Partners II, Legion Partners Special X, Legion Partners, LLC, Legion Partners Asset Management, Legion Partners Holdings, Messrs. Kiper and White, and the Issuer.

14

CUSIP NO. 67069D108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2018

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Special Opportunities, L.P. X

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

15

CUSIP NO. 67069D108

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

16

CUSIP NO. 67069D108

SCHEDULE A

Transaction in the Shares During the Past Sixty (60) Days

Nature of Transaction	Date of Purchase	Securities Purchased	Price ($)

Legion Partners Special Opportunties, L.P. x

Purchase of Common Stock	08/29/2018	828	36.2258